Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

Credit Suisse Places Conditions on its Acceptance of Offers to Purchase VelocityShares™ Daily Inverse VIX Short Term ETNs (Ticker Symbol: “XIV”)

New York, July 1, 2016 Credit Suisse announced today that it will place conditions on its acceptance of offers to purchase VelocityShares™ Daily Inverse VIX Short Term ETNs (Ticker Symbol: “XIV”).

Beginning on July 5, 2016, Credit Suisse may issue additional ETNs on a weekly basis and may condition its acceptance of a counterparty’s offer to purchase the ETNs on its agreement to sell to Credit Suisse certain hedging instruments consistent with Credit Suisse’s hedging strategy, including but not limited to swaps. Any such hedging instruments will be executed on the basis of the indicative value of the ETNs at that time, will not reflect any premium or discount in the trading price of the ETNs over their indicative value and will be on terms acceptable to Credit Suisse, including the counterparty meeting Credit Suisse’s creditworthiness requirements, margin requirements, minimum size and duration requirements and such other terms as Credit Suisse deems appropriate in its sole discretion. In addition, Credit Suisse may from time to time issue the ETNs into inventory of its affiliates.

This action does not affect the Early Redemption rights of noteholders as described in the pricing supplement. The other ETNs issued by Credit Suisse are not affected by this action.

As disclosed in the pricing supplement relating to the ETNs under the heading “Risk Factors—The market price of your ETNs may be influenced by many unpredictable factors,” the market value of the ETNs may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that the issuance of the ETNs, as described above, may influence the market value of the ETNs. In addition, Credit Suisse is under no obligation to issue or sell additional ETNs at any time, and if Credit Suisse does sell additional ETNs, it may limit or restrict such sales, and Credit Suisse may stop and subsequently resume selling additional ETNs at any time. See “Risk Factors—We may sell additional ETNs of any series at different prices but we are under no obligation to issue or sell additional ETNs of any series at any time, and if we do sell additional ETNs of any series, we may limit or restrict such sales, and we may stop and subsequently resume selling additional ETNs of such series at any time.” Credit Suisse cannot predict with certainty what impact, if any, this announcement will have on the public trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when the premium is no longer present in the market place or the ETNs are accelerated (including at our option), in which case investors will receive a cash payment in an amount equal to the closing indicative value on the accelerated valuation date.

The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Coupon payments on the ETNs will vary and could be zero. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. Investors in the ETNs do not have voting rights, distribution rights or other rights with respect to the assets included in the tracked indices. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,760 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and the Prospectus dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

“VelocityShares” and the VelocityShares logo are registered trademarks of Janus Index & Calculation Services LLC, as successor to Velocity Index & Calculation Services.

 This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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